UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

American River Bankshares

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

029326105

 (CUSIP Number)

Mr. Terry Maltese, Sandler O’Neill Asset Management LLC,
780 Third Avenue, 5th Floor, New York, NY 10017 (212) 486-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 pages

Exhibit Index located on Page 15	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 029326105	Page 2 of 15 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O’Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 909,100 9. Sole Dispositive Power 10. Shared Dispositive Power 909,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 909,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 9.21%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 029326105	Page 3 of 15 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 444,600 9. Sole Dispositive Power 10. Shared Dispositive Power 444,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,600
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 4.50%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 029326105	Page 4 of 15 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 15,000 9. Sole Dispositive Power 10. Shared Dispositive Power 15,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.15%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 029326105	Page 5 of 15 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 62,800 9. Sole Dispositive Power 10. Shared Dispositive Power 62,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,800
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.64%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 029326105	Page 6 of 15 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 356,800 9. Sole Dispositive Power 10. Shared Dispositive Power 356,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 356,800
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 3.61%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 029326105	Page 7 of 15 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 139,500 9. Sole Dispositive Power 10. Shared Dispositive Power 139,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 139,500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.41%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 029326105	Page 8 of 15 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 325,000 9. Sole Dispositive Power 10. Shared Dispositive Power 325,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 325,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 3.29%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 029326105	Page 9 of 15 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 909,100 9. Sole Dispositive Power 10. Shared Dispositive Power 909,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 909,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 9.21%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock (“Common Stock”), of American River Bankshares (the “Issuer”), a company incorporated in California, with its principal office at 3100 Zinfandel Drive, Suite 450, Rancho Cordova, CA 95670.

Item 2.    Identity and Background.

(a)    This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”) and Malta Offshore, Ltd., a Cayman Islands company (“MO”), (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, and (vii) Terry Maltese, as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII and MO; and as managing member of SOAM Ventures, LLC (“Ventures”), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. (“SCP”), a Delaware limited partnership of which Ventures is the management company.  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons” and MP, MHF and MHFII are sometimes collectively referred to herein as the “Partnerships.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member of Holdings and SOAM is Mr. Maltese. In his capacity as managing member of Holdings, Ventures, and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, SCP, MO, SOAM and Holdings. The non-managing member of Holdings and SOAM is Sandler O’Neill Holdings, LLC, a New York limited liability company (“S.O. Holdings”).

(b)    The address of the principal offices of each of MP, MHF, MHFII, SCP, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The address of the principal office of S.O. Holdings is c/o Sandler O’Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022.

(c)    The principal business of MP, MHF, MHFII, and SCP is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d)    During the last five years, none of MP, MHF, MHFII, SCP MO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of MP, MHF, MHFII, MO, SCP, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Maltese is a U.S. citizen.

Item 3.    Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, MO, and SCP is $93,386, $392,732, $2,277,005, $871,751 and $2,034,129 respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.    Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company.  Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)    Based upon an aggregate of 9,874,867 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on March 3, 2011:

(i)	MP beneficially owned 15,000 shares of Common Stock, constituting approximately 0.15% of the shares outstanding.

(ii)	MHF beneficially owned 62,800 shares of Common Stock, constituting approximately 0.64% of the shares outstanding.

(iii)	MHFII beneficially owned 356,800 shares of Common Stock, constituting approximately 3.61% of the shares outstanding.

(iv)	MO beneficially owned 139,500 shares of Common Stock, constituting approximately 1.41% of the shares outstanding.

(v)	SCP beneficially owned 325,000 shares of Common Stock, constituting approximately 3.29% of the shares outstanding.

(vi)
SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, and as an affiliate of Ventures, management company for SCP, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 15,000 shares owned by MP, the 62,800 shares owned by MHF, the 356,800 shares owned by MHFII, the 139,500 shares owned by MO, and the 325,000 shares owned by SCP, and an additional 10,000 shares owned by another private investment fund in which SOAM is Managing Member of the management company,  or an aggregate of 909,100 shares of Common Stock, constituting approximately 9.21% of the shares outstanding.

(vii)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission (“Rule 13d-3”), Holdings may be deemed to beneficially own the 15,000 shares owned by MP, the 62,800 shares owned by MHF, and the 356,800 shares owned by MHFII, and an additional 10,000 shares owned by another private investment fund in which Holdings is the managing member of the general partner, or an aggregate of 444,600 shares of Common Stock, constituting approximately 4.50% of the shares outstanding.

(viii)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings, SOAM, Ventures, and an additional private investment fund, Mr. Maltese may be deemed to beneficially own the 15,000 shares owned by MP, the 62,800 shares owned by MHF, the 356,800 shares owned by MHFII, the 139,500 shares owned by MO, the 325,000 shares owned by SCP, and 10,000 shares of the additional private investment fund, or aggregate of 909,100 shares of Common Stock, constituting approximately 9.21% of the shares outstanding.

(ix)	In the aggregate, the Reporting Persons beneficially own 909,100 shares of Common Stock, constituting approximately 9.21% of the shares outstanding.

(x)	S.O. Holdings directly owned no shares of Common Stock.

(b)        The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese, as President and managing member of Holdings, Ventures, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to April 4, 2011 the Reporting persons effected the following transactions in the Common Stock.

Transactions by MP last 60 days
Date	Transaction	Price	Shares
03/25/11	Purchase	6.3300	100

Transactions by MHF last 60 days
Date	Transaction	Price	Shares
02/18/11	Purchase	6.2287	300
03/25/11	Purchase	6.3300	400
03/28/11	Purchase	6.3193	100

Transactions by MHFII last 60 days
Date	Transaction	Price	Shares
02/11/11	Purchase	6.1800	100
02/18/11	Purchase	6.2287	1,500
03/25/11	Purchase	3.6600	2,600
03/28/11	Purchase	6.1393	500

Transactions by MO last 60 days
Date	Transaction	Price	Shares
03/25/11	Purchase	6.3300	800
03/28/11	Purchase	6.3193	100

Transactions by SCP last 60 days
Date	Transaction	Price	Shares
03/14/11	Purchase	6.1964	400
03/15/11	Purchase	6.1892	1,100
03/16/11	Purchase	6.2300	200
03/21/11	Purchase	6.2800	600
03/24/11	Purchase	6.3801	22,700

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2011

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC, the sole general partner
	Terry Maltese Director	By:	/s/ Terry Maltese
Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O’Neill Asset
Management LLC

By:	SOAM Venture Holdings, LLC, the sole general partner	By:	/s/ Terry Maltese
By:	/s/ Terry Maltese		Terry Maltese President
Terry Maltese Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

EXHIBIT 1
JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  April 4, 2011

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC, the sole general partner
	Terry Maltese Director	By:	/s/ Terry Maltese
Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O’Neill Asset
Management LLC

By:	SOAM Venture Holdings, LLC, the sole general partner	By:	/s/ Terry Maltese
By:	/s/ Terry Maltese		Terry Maltese President
Terry Maltese Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

SK 27061 0001 1185517